UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-41339

CUSIP NUMBER
G86302 125

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

SWVL HOLDINGS CORP

Full Name of Registrant

Former Name if Applicable

The Offices 4, One Central

Dubai World Trade Centre

Address of Principal Executive Office (Street and Number)

Dubai, United Arab Emirates

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced in a press release issued by Swvl Holdings Corp (“Swvl” or the “Company”) on March 31, 2023, attached as Exhibit 99.1 to a Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on the same date, continued uncertainty in the global economic environment and volatility in capital markets have impacted Swvl’s ability to generate cash from operating activities, fund working capital and service its commitments. Accordingly, due to the Company’s currently available resources required to prepare the Company’s audited financial statements and annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”), the Company is unable to file its 2022 Form 20-F within the prescribed time period. The Company intends to file its 2022 Form 20-F as soon as reasonably practicable upon completion of the audit of its 2022 financial statements by the Company’s independent registered public accounting firm, Grant Thornton Audit and Accounting Limited (Dubai Branch). The filing of the 2022 Form 20-F will not occur by May 16, 2023, the extended deadline for filing in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mostafa Kandil	(+971)	422-411-293
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has made preliminary determinations of certain results of operations. The anticipated changes between the year ended December 31, 2022 and the year ended December 31, 2021 are expected to be primarily driven by the Company’s listing costs and De-SPAC accounting. For the year ended December 31, 2022, the Company’s operating losses are expected to increase by approximately 33% compared to the year ended December 31, 2021 primarily due to increase in marketing costs related to the Company’s Nasdaq listing. For the year ended December, 31, 2022, the Company’s losses before taxes are expected to increase significantly due to recapitalization costs recorded in accordance with IFRS 2 leading to a difference in the fair value of the shares issued by the Company, the accounting acquirer, and the fair value of the SPAC’s, the accounting acquiree’s, identifiable net assets, which is expected to be considered as cost of listing (recapitalization) and recorded in consolidated statement of profit or loss. The loss from the listing costs is expected to be reduced by gains from decrease of fair value measurement of financial liabilities on the Company represented in earnout liabilities and derivative warrant liabilities.

The unaudited financial information set out above is preliminary and subject to, among other things, the completion of the Company’s financial closing procedures and adjustments, which could result in significant differences from this preliminary unaudited financial information.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s expectation that it requires additional time to file its 2022 Form 20-F. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Swvl’s control. Factors that may cause actual future results to differ materially from management’s current expectations include, among other things, the impact of continued uncertainty in the global economic environment and volatility in capital markets on Swvl’s ability to generate cash from operating activities, fund working capital and service its commitments, the timing and the conclusion of the Company’s financial closing procedures, the timing of the review of Swvl’s independent registered public accounting firm, Grant Thornton Audit and Accounting Limited (Dubai Branch), and the risk that the completion and filing of the 2022 Form 20-F will take longer than expected. Except as required by law, Swvl undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

SWVL HOLDINGS CORP (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 2, 2023	By:	/s/ Mostafa Kandil
Mostafa Kandil
Chief Executive Officer